Exhibit 10.12
Amendment Dated November 9, 2007
to Product Development, Production and Marketing Agreement
Between Modec, Inc., and Scott’s Liquid Gold-Inc., and SLG Chemicals, Inc.
receipts, surcharges and other taxes or tax-like fees, other than taxes impose on Modec’s net income). Modec will invoice such tax to SLG unless SLG provides Modec a properly completed exemption certificate or other evidence of exemption, reasonably satisfactory to Modec. Modec will pay all taxes and contributions owing in either a personal or professional capacity on, or arising out of, any of the payments made to Modec under this Agreement.
     5.4 Packaging and Shared Costs. The pricing that is set forth in Exhibit A reflects discounts to SLG as a result of no consumer packaging costs and for Modec’s share of product development, marketing and advertising costs.
     5.5 Most Favored Nation. If Modec, or any Affiliate of Modec, enters into an arrangement with any third party to use, market, offer or sell the Product and such arrangement is structured more favorably to such third party than the structure provided to SLG under this Agreement, including the price for the Product, other rights or obligations of such third party or otherwise, Modec promptly shall notify SLG of such arrangement and offer SLG the right to amend this Agreement to provide SLG with an arrangement at least as favorable as the one provided to such third party.
ARTICLE 6
PRODUCT EXCLUSIVITY
     6.1 Product Exclusivity: During the Initial Term of this Agreement, SLG shall have exclusive rights to the Product in the Territories and Channels listed above. Modec will provide to SLG information and access to all Improvements during the term of the Agreement. SLG will continue to maintain its exclusivity after the Initial Term, as long as it purchases or has issued unfilled purchase orders for immediate delivery, for a minimum of 20,000 gallons of Product on an annual basis. The annual period is accounted for on December 31 of each year for the preceding 12 months. However, notwithstanding the foregoing, the first measurement period, deemed to be an annual period, begins on January 1, 2006 and ends on December 31, 2008. Alternatively, if the minimum purchase is not met SLG may, in its sole discretion, issue a purchase order by December 31 to reach the minimum and retain SLG’s exclusivity. The delivery and payment would be due on January 31st, or as otherwise mutually agreed to by the parties. For example if SLG did not purchase 20,000 gallons of Product for the period ended December 31, 2008, SLG may issue a purchase order to reach the minimum with delivery and payment due by January 31, 2009 to maintain its exclusivity for the year ended December 31, 2009.
     6.2 Diligence: During the term of this Agreement, SLG shall use commercially reasonable efforts to market and sell the Product in one or more of the Channels in the Territory. If SLG is not complying with the obligations stated in the first sentence of this Section 6.2, as the remedy therefor, the exclusivity regarding the Product as stated in this Agreement will be

Amended 11/9/07
Modec Inc.	Scott’s Liquid Gold-Inc.
/s/ James Tellman	/s/ Mark Goldstein